United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 22, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

22 May 2025
CHANGES IN COMPOSITION OF THE BOARD COMMITTEES

The Board of Directors of Coca-Cola Europacific Partners plc (CCEP) announces the following changes to the composition of the Board Committees with effect from 23 May 2025:

•following his formal appointment as an Independent Non-executive Director at the 2025 Annual General Meeting held on 22 May 2025, Robert Appleby will be appointed as a member of the Audit Committee and as a member of the Environmental, Social and Governance Committee;

•Thomas H. Johnson will be appointed as Chairman of the Affiliated Transaction Committee; and

•Mark Price will step down as a member of the Environmental, Social and Governance Committee and will be appointed as a member of the Affiliated Transaction Committee.

Following the changes noted above, the membership of the affected Committees is as follows:

Audit Committee	Affiliated Transaction Committee	Environmental, Social and Governance Committee
Dessi Temperley (Chairman)	Thomas H. Johnson (Chairman)	Mario Rotllant (Chairman)
Robert Appleby	Sol Daurella	Robert Appleby
John Bryant	Nathalie Gaveau	Nathalie Gaveau
Nicolas Mirzayantz	Alfonso Libano Daurella	Nicolas Mirzayantz
	Mark Price	Nancy Quan

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com
ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 22, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

3